

Mail Stop 3561

December 5, 2016

Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, California 94107

> Re: **Fantex, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by Fantex, Inc., Fantex Holdings,**
>   **Inc., Cornell "Buck" French and David Beirne**
> **Filed November 18, 2016**
> **File No. 005-89635**
>
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed November 18, 2016**
> **File No. 000-55204**

Dear Mr. French:

We have reviewed your amended filings and your responses to the comments in our letter dated October 19, 2016 and have the following additional comments.

Schedule 13E-3

Exhibits

1. We note that you have filed valuation reports from Timan LLC dated November 14, 2016. We also note that you received similar valuation reports from Timan LLC dated September 5, 2016. With your next amendment, please file these additional valuation reports as individual exhibits to the schedule.

Preliminary Information Statement on Schedule 14C

2. It appears that the Holdings Affiliates relied on the position of the Board, with respect to the fairness determination. Revise the discussion to state, if true, that the Holding Affiliates expressly adopt the factors considered by the Board. *See* Question 20 in Exchange Act Release No. 34-17719 (Apr. 13, 1981).

<u>Third Party Valuation Reports, page 14</u>

3. We note you have received two sets of valuation reports from Timan LLC dated September 5, 2016 and November 14, 2016. Please revise the chart to provide all valuation results as of both valuation report dates, including the "FV Per Share," the "High Scenario" and "Low Scenario," and the weighted "Total Value," and briefly disclose why the Alshon Jeffrey and Michael Brockers tracking stock valuations appear to have changed materially in the second report. The summary in your disclosure should also clarify that the "Total Value" is a weighted number derived 10% from a disclosed price history value and 90% from a discounted cash flow analysis value, and disclose the discount rates used for each tracking stock in the latter.

<u>Security Ownership of Certain Beneficial Owners and Management, page 31</u>

4. In the chart on page 32, please disclose the percentage of each subject security owned by each listed person. *See* Item 1008(a) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680, Jennifer López-Molina, Office of Mergers and Acquisitions, at (202) 551-3792, or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Jim Morrone
        Latham & Watkins LLP